805 KING FARM BLVD.
ROCKVILLE, MD 20850

October 2, 2024

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Amendments to Form 1

Dear Sir or Madam:

Enclosed please find an amendment to Exhibit I of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 reflecting amendments made to Exhibit I that is on file for The Nasdaq Stock Market LLC ("NASDAQ"), Nasdaq BX, Inc. ("BX"), Nasdaq GEMX, LLC ("GEMX"), Nasdaq ISE, LLC ("ISE"), Nasdaq PHLX, LLC ("Phlx"), Nasdaq MRX, LLC ("MRX"), (collectively, the "Exchanges").

If you have any questions, please do not hesitate to contact Sun Kim, Associate General Counsel at (646) 420-7816 or sun.kim@nasdaq.com.

Sincerely,

Sun Kim

Sun Kim
Associate General Counsel

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed 10/02/2024	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: The Nasdaq Stock Market LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York, NY

24003453

3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301.978.8400 (Telephone) 301.978.8472 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim, Associate General Counsel, 1-646-420-7816
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31, 2024
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/02/2024 (MM/DD/YY) — John A. Zecca for The Nasdaq Stock Market, LLC (Name of applicant)

By: [signature] Date: 2024.10.02 15:04:46 -04'00' (Signature) — John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), __________ (Year) by ______________ (Notary Public)

My Commission expires ________________ County of ________________ State of ______________________

Based upon relief from the Commision staff and difficulties arising from Covid-19, The Nasdaq Stock Market, LLC is is making this filing without notarization.

Consolidated Financial Statements

The Nasdaq Stock Market LLC and Subsidiaries
Year Ended December 31, 2023
With Report of Independent Accountants

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2023

Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Building a better working world

Report of Independent Auditors

The Board of Directors and Member
The Nasdaq Stock Market LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of The Nasdaq Stock Market LLC and Subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst + Young LLP

October 1, 2024

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2023
(In Thousands)

Assets		
Cash and cash equivalents	$	17,909
Receivables, net		142,565
Receivable from Nasdaq, Inc., net		158,081
Property and equipment, net		130,759
Goodwill		929,133
Other assets		73,354
Total assets	$	1,451,801
Liabilities and member's equity		
Accounts payable and accrued expenses	$	28,083
Section 31 fees payable to SEC		66,045
Accrued personnel costs		48,586
Deferred revenue		77,084
Other accrued liabilities		30,034
Total liabilities		249,832
Member's equity		
Total member's equity		1,201,969
Total liabilities and member's equity	$	1,451,801

See accompanying notes to consolidated financial statements.

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2023
(In Thousands)

Revenues:	
Market Services	$ 1,855,450
Capital Access Platforms	561,825
Financial Technology	118,684
Other revenues	25,684
Total revenues	2,561,643
Transaction-based expenses	
Transaction rebates	(1,170,618)
Brokerage, clearance, and exchange fees	(272,803)
Total transaction-based expenses	(1,443,421)
Revenues less transaction-based expenses	1,118,222
Operating expenses:	
Compensation and benefits	197,632
Marketing and advertising	15,852
Depreciation and amortization	39,337
Professional and contract services	33,109
Computer operations and data communications	54,271
Occupancy	19,012
Regulatory	7,301
Provision for bad debts	9,052
General, administrative and other	34,901
Total operating expenses	410,467
Net Income	$ 707,755

See accompanying notes to consolidated financial statements.

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2023
(In Thousands)

	Member's Equity	Accumulated Other Comprehensive Loss	Retained Earnings	Total Member's Equity
Balance at January 1, 2023	$901,402	$(31)	$524,843	$ 1,426,214
Net income	–	–	707,755	707,755
Dividend to Parent (See Note 8)	–	–	(932,000)	(932,000)
Balance at December 31, 2023	$ 901,402	$ (31)	$ 300,598	$ 1,201,969

See accompanying notes to consolidated financial statements.

The Nasdaq Stock Market LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2023
(In Thousands)

Cash flows from operating activities	
Net income	$ 707,755
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	39,337
Share-based compensation	31,799
Provision for bad debts	9,052
Loss on disposal of fixed assets	31
Net change in operating assets and liabilities:	
Receivables, net	37,841
Receivable from Nasdaq, Inc.	304,845
Other assets	(9,020)
Accounts payable and accrued expenses	(5,388)
Section 31 fees payable to SEC	(116,003)
Accrued personnel costs	(1,392)
Deferred revenue	(16,797)
Other accrued liabilities	(3,182)
Net cash provided by operating activities	978,878
Cash flows from investing activities	
Purchases of property and equipment and other	(38,390)
Net cash used in investing activities	(38,390)
Cash flows from financing activities	
Dividend to parent	(932,000)
Net cash used in financing activities	(932,000)
Net change in cash and cash equivalents	8,488
Cash and cash equivalents at beginning of period	9,421
Cash and cash equivalents at end of period	$ 17,909

See accompanying notes to consolidated financial statements.

1. Organization and Nature of Operations

The Nasdaq Stock Market LLC (the "Company," the "Exchange," "The Nasdaq Stock Market," "EXCH", or "we") is a registered national securities exchange in the United States owned and operated by Nasdaq, Inc., ("Nasdaq" or the "Parent"). As of December 31, 2023, a total of 4,044 companies listed securities on The Nasdaq Stock Market.

As of December 31, 2023, The Nasdaq Stock Market is the parent of its wholly-owned subsidiary, The Nasdaq Options Market LLC ("Nasdaq Options Market"). As of December 31, 2022, Norway Acquisition, LLC ("Norway Acquisition") was a wholly-owned subsidiary of The Nasdaq Stock Market LLC. On December 22, 2023, Norway Acquisition was merged into EXCH. EXCH is the parent company of Nasdaq Execution Services, LLC ("Nasdaq Execution Services" or "NES") and INET Futures Exchange, LLC ("INET Futures Exchange").

NES is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under Section 15(b) of the Securities Exchange Act of 1934. Nasdaq Execution Services currently operates as the routing broker-dealer for affiliate exchanges for sending orders from the affiliate exchanges to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include Nasdaq BX, Inc. ("BX"), Nasdaq PHLX LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX"). NES began routing options as of March 24, 2014 and became the sole routing broker for Nasdaq's equities and options exchanges in the U.S. INET Futures Exchange, LLC is currently an inactive entity. NES is distinguished from most broker-dealers in that it is a facility of The Nasdaq Stock Market, which functions as both an exchange and a Self-Regulatory Organization ("SRO").

The Company offers trading in cash equity securities, derivatives and exchange traded funds ("ETFs") on The Nasdaq Stock Market and the Nasdaq Options Market. The Company's transaction-based platforms in the U.S. provide market participants with the ability to access, process, display and integrate orders and quotes for cash equity securities, derivatives and ETFs. The platforms allow the routing and execution of buy and sell orders as well as the reporting of transactions for cash equity securities, derivatives and ETFs, providing fee-based revenues. The Company provides market participants with several alternatives for accessing the Company's markets for a fee. The Company also earns revenues from annual and monthly exchange membership and registration fees. The Nasdaq Stock Market operates as the exclusive Securities Information Processor of the Joint Self-Regulatory Organization Plan Governing the Collection, Consolidation, and Dissemination of Quotation and Transaction Information for Nasdaq-listed Securities Traded on Exchanges on an Unlisted Trading Privilege Basis ("UTP Plan"), for the collection and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. The Nasdaq Stock Market also is a participant in the UTP Plan and shares in the net distribution of revenue according to the plan on the same terms as the other plan participants. In the role as the Securities Information Processor, The Nasdaq Stock Market collects and disseminates quotation and last sale information for all transactions in Nasdaq-listed securities whether traded on The Nasdaq Stock Market or other exchanges. The Company sells this information to market participants and to data distributors, who then provide the information to subscribers. After deducting costs associated with our role as an exclusive Securities Information Processor, as permitted under the revenue sharing provision of the UTP Plan, we distribute the tape revenues to the respective UTP Plan participants, including The Nasdaq Stock Market, based on a formula required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape revenues for information on NYSE- and NYSE MKT-listed securities.

The Company's market data products enhance transparency and provide critical information to professional and non-professional investors. We collect, process, and create information and earn revenues as a distributor of our own, as well as select, third party content. We provide varying levels of quote and trade information to market participants and to data distributors, who in turn provide subscriptions for this information. Our systems enable distributors to gain direct access to our market depth, index values, mutual fund valuation, order imbalances, market sentiment and other analytical data. Revenues from U.S. market data products are subscription-based and are generated primarily based on the number of data subscribers and distributors of our data.

Companies listed on The Nasdaq Stock Market represent a diverse array of industries including health care, consumer products, telecommunication services, information technology, financial services, industrials and energy. Companies seeking to list securities on The Nasdaq Stock Market must meet minimum listing requirements, including specified financial and corporate governance criteria. Once listed, companies must meet continued listing standards. The Nasdaq Stock Market currently has three listing tiers: The Nasdaq Global Select Market, The Nasdaq Global Market and The Nasdaq Capital Market. All three market tiers maintain rigorous listing and corporate governance standards (both initial and ongoing). There are two types of fees applicable to companies that list on The Nasdaq Stock Market: an annual renewal fee and an initial listing fee.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements, which include the accounts of The Nasdaq Stock Market and its wholly owned subsidiaries, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short-term maturities of these investments. At December 31, 2023, the Exchange held no cash equivalents.

Receivables, Net

The Exchange's receivables are concentrated with our member firms, market data distributors, and listed companies. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we determine whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, we review the reserve for uncollectible accounts periodically and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. The total allowance netted against receivables on the Consolidated Balance Sheet was $1.2 million at December 31, 2023.

Property and Equipment, Net

Property and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or their estimated useful life. See Note 4, "*Property and Equipment, Net*" for further discussion.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with the respective carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Deferred Revenue

Deferred revenue represents cash payments received that are yet to be recognized as revenue, primarily related to listing services revenue. See Note 5, "*Deferred Revenue*," for further discussion.

Revenue Recognition and Transaction-Based Expenses

<u>Contract Balances</u>

Substantially all our revenues are considered to be revenues from contracts with customers. For the majority of our contracts with customers, except for listing services contracts, our performance obligations are short-term in nature and there is no significant variable consideration.

We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year. For contract durations that are one-year or greater, we do not have a material portion of transaction price allocated to unsatisfied performance obligations that are not included in deferred revenue. Deferred revenue primarily represents our contract liabilities related to our fees for annual and initial listing services contracts. See Note 5, "Deferred Revenue," for our discussion on deferred revenue balances, activity, and expected timing of recognition.

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and amortized on a straight-line basis over the period of benefit that we have determined to be the contract term or estimated service periods. Sales commissions for renewal contracts are deferred and amortized on a straight-line basis over the related contractual renewal period. Amortization expense is included in *Compensation and benefits* expense in the Consolidated Statement of Income. The balance of deferred costs and related amortization expense are not material to our consolidated financial statements. Sales commissions are expensed when incurred if contract durations are one year or less. Sales taxes are excluded from transaction prices.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Services

Transaction-Based Trading

Transaction-based trading includes cash equity trading and equity derivative trading revenues. EXCH charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. EXCH satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For cash equity trading and equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Consolidated Balance Sheet.

EXCH pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

EXCH also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

U.S. Tape Plans

Revenues from U.S. tape plans include eligible UTP Plan revenues which are shared among UTP Plan participants and are presented on a net basis. Under the revenue sharing provision of the UTP Plan, we are permitted to deduct costs associated with acting as the exclusive Securities Information Processor from the total amount of tape revenues collected. After these costs are deducted from the tape revenues, we distribute to the respective UTP Plan participants, including The Nasdaq Stock Market, their share of tape fees based on a formula, required by Regulation NMS that takes into account both trading and quoting activity. In addition, all quotes and trades in NYSE- and NYSE MKT-listed securities are reported and disseminated in real time, and as such, we share in the tape fees for information on NYSE- and NYSE MKT-listed securities. Revenues from net tape plans are recognized on a monthly basis and are recorded within Market Services on the Consolidated Statement of Income.

The most significant component of *U.S Tape Plans* revenues presented on a net basis is the UTP Plan revenue sharing in the U.S. All indicators of principal versus agent reporting under U.S. GAAP have been considered in analyzing the appropriate presentation of UTP Plan revenue sharing. However, the following are the primary indicators of net reporting:

- We are the administrator for the plan, in addition to being a participant in the UTP Plan. In our unique role as administrator, we facilitate the collection and dissemination of revenues on behalf of the plan participants. As a participant, we share in the net distribution of revenues according to the plan on the same terms as all other plan participants.

- Risk of loss on the revenue is shared equally among plan participants according to the plan.
- The operating committee of the plan, which is comprised of representatives from each of the participants, including us solely in our capacity as a plan participant, is responsible for setting the level of fees to be paid by distributors and subscribers and taking action in accordance with the provisions of the plan, subject to SEC approval.

Capital Access Platforms

Market Data Products

Market data products revenues are earned from proprietary market data products. We earn revenues primarily based on the number of data subscribers and distributors of our data. Market data products revenues are subscription-based and are recognized on a monthly basis net of amounts due under revenue sharing arrangements with market participants.

Listing Services

Listing services revenues primarily include initial listing fees and annual renewal fees. The initial listing fee is allocated to multiple performance obligations including initial and subsequent listing services and investor relations (“IR”) and environmental, social, and governance (“ESG”) services (when a company qualifies to receive these services under the applicable Exchange rule), as well as a customer's material right to renew the option to list on our exchanges. In performing this allocation, the standalone selling price of the performance obligations is based on the initial and annual listing fees and the standalone selling price of the IR and ESG services is based on its market value. All listing fees are billed upfront and the identified performance obligations are satisfied over time since the customer receives and consumes the benefit as the Exchange provides the listing service.

The amount of revenue related to the IR and ESG services performance obligation is recognized ratably over a three-year period, which is based on contract terms, with the remaining revenue recognized ratably over six years which is based on our historical listing experience and projected future listing duration.

Annual renewal fees are charged based on the number of outstanding shares of companies listed in the U.S. at the end of the prior year and are recognized ratably over the following 12-month period since the customer receives and consumes the benefit as the Exchange provides the service.

Financial Technology

Our trade management services provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. Our marketplaces may be accessed via a number of different protocols used for quoting, order entry, trade reporting and connectivity to various data feeds.

Other Revenues

Other revenues includes interest earned on the Exchange's cash and certain transfer pricing arrangements with other affiliated companies. See Note 8, "*Related Party Transactions,*" for further discussion. *Other revenues* also include fines from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Share-Based Compensation

Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. We generally recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award. See Note 7, "*Share-Based Compensation*," for further discussion.

Advertising Costs

We expense advertising costs, which include media advertising and production costs, in the periods in which the costs are incurred. Media advertising and production costs are included in *Marketing and advertising expense* on the Consolidated Statement of Income and totaled $3.0 million in 2023.

Software Costs

Certain costs incurred in connection with developing or obtaining internal use software are capitalized. Unamortized capitalized software development costs are included in data processing equipment and software, within *Property and equipment, net* on the Consolidated Balance Sheet. Amortization of costs capitalized is included in *Depreciation and amortization expense* in the Consolidated Statement of Income.

Income Taxes

The Exchange is a single-member limited liability company and is not subject to federal and state and local income taxes. The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq.

3. Goodwill and Intangible Assets

Goodwill

During the year ended December 31, 2023, there were no changes in goodwill.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

4. Property and Equipment, Net

The following table presents the Exchange's major categories of property and equipment, net:

	December 31, 2023
	(In thousands)
Capitalized software development	166,444
Data processing equipment and software	118,223
Furniture, equipment and leasehold improvements	49,094
Total property and equipment	333,761
Less: accumulated depreciation and amortization	(203,002)
Total property and equipment, net	$ 130,759

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. During the year ended December 31, 2023, costs capitalized relating to internal-use software were $21.7 million. At December 31, 2023, unamortized capitalized software development was $84.0 million.

For the year ended December 31, 2023, capitalized software amortization expense was $21.0 million, while total depreciation expense relating to all other property and equipment was $18.3 million. These amounts are included in *Depreciation and amortization expense* in the Consolidated Statement of Income.

5. Deferred Revenue

At December 31, 2023, we estimate that our deferred revenue, which are primarily related to Listing Services, will be recognized in the following years:

	Initial Listing Fees	Annual Renewal and Other Fees	Total
		(In thousands)	
Calendar year ended:			
2024	$ 30,259	$ 1,120	$ 31,379
2025	19,905	—	19,905
2026	15,423	—	15,423
2027	7,397	—	7,397
2028 and thereafter	2,980	—	2,980
	$ 75,964	$ 1,120	$ 77,084

The changes in our deferred revenue during the year ended December 31, 2023 is reflected in the following table.

	Initial Listing Fees	Annual Renewal and Other Fees	Total
		(In thousands)	
Balance at December 31, 2022	$ 93,006	$ 876	$ 93,882
Additions	16,017	1,120	17,137
Amortization	(33,059)	(876)	(33,935)
Balance at December 31, 2023	$ 75,964	$ 1,120	$ 77,084

6. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

The Exchange's operating results will be included in the consolidated federal income tax return and applicable state and local income tax returns filed by Nasdaq for tax year 2023. Nasdaq's Federal income tax return is under audit for tax year 2018 and is subject to examination by the Internal Revenue Service for the years 2020 through 2022. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2022.

7. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. Prior to April 1, 2020, there were two performance-based long-term PSU programs for certain officers, a one-year performance-based program and a three-year cumulative performance based program that focuses on Total Shareholder Return ("TSR"). Effective with new equity awards issued on April 1, 2020, to better align the equity programs for eligible officers, the one-year performance-based program was eliminated and all eligible officers will participate in the three-year cumulative performance-based program. The performance periods are complete for all PSUs granted under the one-year performance-based program and all shares underlying these PSUs are fully vested.

Under the three-year performance-based program, each eligible individual receives PSUs with a three-year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three-year vesting period, taking into account an estimated forfeiture rate, regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Performance will be determined by comparing Nasdaq's TSR to two peer groups, each weighted 50.0%. The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by Nasdaq's overall performance against both peer groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three -year PSU program using the Monte Carlo simulation model, as these awards contain a market condition.

In April 2024, there were three-year Synergy PSUs offered to certain eligible employees. Under the three-year performance-based program, an eligible employee could receive a target grant of PSUs but could receive from 0.0% to 200.0% depending on the achievement of performance measures (e.g actual synergy result). Compensation cost is recognized over the three-year performance period, taking into account an estimated forfeiture rate, The grant date fair value of PSUs is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends.

The Exchange grants restricted stock to most active employees. The grant date fair value of restricted stock awards is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted to employees below the manager level generally vest 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.3% on the third anniversary of the grant date. Restricted stock awards granted to employees at or above the manager level generally vest 33.3% on the second anniversary of the grant date, 33.3% on the third anniversary of the grant date, and 33.3% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate. Stock options are also time-based and expire ten years from the grant date, vesting ratably over a four-year period.

The total share-based compensation expense allocated to the Exchange through an intercompany transaction from Nasdaq resulting from equity awards for the year ended December 31, 2023 was $31.8 million and is included in Compensation and benefits on the Consolidated Statement of Income. At December 31, 2023, $42.9 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.6 years.

8. Related Party Transactions

The Company engages in transactions with the Parent and its affiliates. Third party revenues earned by the Company are collected on its behalf by the Parent resulting in receivables from affiliated companies. Such revenues include income earned from Company affiliates in connection with routing fees charged to other affiliate exchanges, as well as certain transfer pricing arrangements with other affiliated companies. Additionally, expenses incurred by the Exchange are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

NES operates solely as the routing broker dealer for the Exchange, BX, PHLX, ISEL, GEMX, and MRX, affiliated entities of the Exchange. Under separate equity and options service agreements, the Exchange, BX, PHLX, ISEL, GEMX, and MRX agree to pay a fee per share for routing orders related to securities. Revenue is recognized as earned, and is allocated through an intercompany account. Additionally, expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in Compensation and benefits is the compensation for the employees charged to the Company in the amount of $197.6 million.

Occupancy costs are based on leases and adjusted for allocations to/from Nasdaq based on a corporate allocation model based on usage by entity. The Company was allocated $19.0 million in expenses for the year ended December 31, 2023, which is included in Occupancy on the Consolidated Statement of Income.

The Company, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Company and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Company's proportionate share of each expense incurred. In addition, certain transfer pricing arrangements are established with certain affiliates related to the shared services. The transfer pricing arrangements utilize a "cost plus" model whereby costs incurred by the Company on behalf of these foreign affiliates are charged back on a "cost plus" basis. The Company allocated out $31.2 million in expenses for the year ended December 31, 2023, as revenues recognized, and is included in *Other* revenue on the Consolidated Statement of Income.

As discussed in Note 1, NES operates solely as the routing broker-dealer for the affiliated exchanges. Under intercompany services agreements with each affiliate, the affiliated exchanges agree to pay NES a routing transaction fee for each share and option contract routed through NES on behalf of the affiliated exchanges. For the year ended December 31, 2023, NES earned $5.3 million in transaction fees from the affiliated exchanges. Revenue is recognized as earned, and is allocated to NES through an intercompany charge and is included in *Market Platforms* on the Consolidated Statement of Income. NES also routes trades between the affiliated exchanges. For the year ended December 31, 2023, the Company incurred expenses of $3.0 million related to the routing of equity and options securities between the affiliated exchanges. These amounts are included in *Brokerage, clearing, and exchange fees* on the Consolidated Statement of Income.

A Regulatory Services Agreement exists between the Company, PHLX, BX, ISEL, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2023, $158.1 million remained in *Receivable from Nasdaq, Inc*. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. In 2023, the Exchange received $7.0 million from Nasdaq to settle intercompany balances. Also in 2023, the Exchange paid a dividend of $932.0 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc*. The Exchange records all transactions to and from affiliates subject to the netting arrangement into a single account.

9. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for Cash and cash equivalents approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including Receivables, net, Receivable from Nasdaq, Inc., Other assets, Accounts payable and accrued expenses, Section 31 fees payable to SEC, Accrued personnel costs, and Other accrued liabilities are reported at their contractual amounts, which approximate fair value.

10. Risks and Uncertainties

EXCH's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of EXCH's market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which EXCH competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. EXCH may not be able to keep up with rapid technological and other competitive changes affecting our industry. For example, EXCH must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If EXCH is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, EXCH may not be able to compete successfully. Further, its failure to anticipate or respond adequately to changes in technology and customer preferences, especially in its Market Platforms business, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

The Exchange is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. The Exchange's potential exposure to credit losses on these transactions is represented in the Receivables, net balance on the Consolidated Balance Sheet. The Exchange's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect the Exchange's consolidated financial position and results of operations.

The EXCH's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of EXCH's markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that EXCH submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on EXCH's business, financial condition and operating results. EXCH must compete not only with Alternative Trading Systems, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In May 2020, the SEC adopted a rule to require changes to the governance of securities information processors. In December 2020, the SEC adopted a rule to modify the infrastructure for the collection, consolidation and dissemination of market data for exchange-listed national market stocks. If either or both of these rules are fully implemented, they may adversely affect our revenues. The timing for the implementation of these rules is currently unknown, and we believe they may take two to three years to fully implement. If the rules are ultimately implemented as set forth in their adopting releases, demand for certain of our proprietary tape share data products may be reduced, or we may have to reduce our pricing to compete with other entrants into the market for consolidated data.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant technology costs to meet any the CAT NMS Plan requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including EXCH) in exchange for promissory notes that EXCH expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch portions of CAT (such as the Customer and Account Information System, or CAID) exposes EXCH and other exchanges to financial penalties due to missed Financial Accountability Milestones defined by the SEC.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that EXCH would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $4.6 million provision for the promissory notes for the year ended December 31, 2023 and the amount is included in Provision for bad debts on the Consolidated Statement of Income. At December 31, 2023, EXCH holds $36.8 million, net of reserve of $20.4 million, in promissory notes from CAT NMS, LLC and the amount due is included in Other assets on the Consolidated Balance Sheet.

11. Commitments, Contingencies and Guarantees

Brokerage Activities

NES, as a registered broker-dealer with the SEC, and accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. NES computes its net capital requirements under the alternate method provided by SEC Rule 15c3-1. At December 31, 2023, NES had net capital of approximately $18.7 million, or $18.5 million in excess of the minimum amount required. NES is also subject to OCC Rule 301 which requires maintenance of net capital equal to $10.0 million and standard minimum regulatory ratio standards. At December 31, 2023, NES had $8.7 million of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. NES is exempt from the provisions of Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §

240.17a-5 because NES limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. NES (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between the Company, PHLX, BX, ISEL, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which it conducts its business, which may adversely affect our business.

FINRA provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. The Exchange has a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, we, subject to certain caps, provide compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. There was no liability for potential claims recorded on the Consolidated Balance Sheet as of December 31, 2023.

General Litigation

We may be subject to claims arising out of the conduct of our business. Currently, there are certain legal proceedings pending against us. We believe, based on the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on our business, consolidated financial condition, or operating results. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on our consolidated financial condition or operation results. No legal reserve has been recorded or is deemed necessary as of December 31, 2023.

12. Subsequent Events

The Exchange has evaluated subsequent events through June 18, 2024, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.